

06017411



By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

9th October, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 3rd October 2006, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 6th October 2006, confirming that Legal & General Group plc and/or its subsidiaries has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 5th October 2006, held 30,997,378 shares, being 3.88% of the shares in issue;

(b) an announcement dated 6th October 2006, advising that, under the Company's Scrip Dividend Scheme, 2,381 EMI Group plc Ordinary Shares were allotted in place of cash dividends on 2nd October 2006 to Peter Georgescu, a Non-executive Director of the Company; and,

(c) an announcement, dated 9th October 2006, confirming that The Goldman Sachs Group, Inc. had, as at 5th October 2006, increased its interest such that it had a notifiable interest in EMI Group plc Ordinary Shares of 14p each and held 24,765,581 shares, being 3.10% of the shares in issue.

Yours faithfully,

C.L. CHRISTIAN
Deputy Secretary

10/17

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 06/85

Company Announcements Office,
London Stock Exchange.

6th October, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Legal & General Investment Management Ltd, in a letter dated and received by fax after the close of business on 5th October 2006, that Legal & General Group plc and/or its subsidiaries have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 5th October 2006, held 30,997,378 shares, being 3.88% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 06/86

Company Announcements Office,
London Stock Exchange.

6th October, 2006.

EMI GROUP PLC
Director/PDMR Shareholding

In compliance with Disclosure Rule 3.1.4 we advise that, under the Company's Scrip Dividend Scheme, 2,381 EMI Group plc Ordinary Shares of 14p each were allotted and registered on 2nd October 2006 in place of cash dividends into the beneficial ownership of Peter Georgescu, a Non-executive Director of the Company, at a price of 259.90p per share. Such shares are held on Mr Georgescu's behalf by Morgan Stanley.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231



VIA PR NEWSWIRE DISCLOSE

ER 06/87

Company Announcements Office,
London Stock Exchange.

9th October, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by The Goldman Sachs Group, Inc., in a letter dated and received by fax on 9th October 2006, that The Goldman Sachs Group, Inc. and its subsidiaries have increased their holdings such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as of 5th October 2006, held 24,765,581 shares, being 3.10% of the shares in issue. We were further notified that 6,836,513 shares were held by Goldman, Sachs & Co. and 14,879,292 shares were beneficially owned by Goldman Sachs International, both being subsidiaries of The Goldman Sachs Group, Inc. A further interest in 3,049,776 shares arose from a beneficial interest in 9,411,000 of 5.25% Guaranteed Convertible Bonds due 2010, issued by EMI Group Finance (Jersey) Limited, which are held by Goldman, Sachs & Co, a subsidiary of The Goldman Sachs Group, Inc., acting as a custodian for its customers.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231